UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Velodyne Lidar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92259F101

(CUSIP Number)

JAMES MASETTI

PILLSBURY WINTHROP SHAW PITTMAN LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 233-4754

DAVID S. HALL

MARTA THOMA HALL

2517 Blanding Avenue

Alameda, CA 94501

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

DAVID S. HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		37,761,248 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

31,343,225
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,761,248 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 31,343,225 Shares held directly by Mr. Hall and (ii) 6,418,023 Shares held by certain other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

(2) Percentage calculated based on 198,141,550 Shares outstanding on February 21, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

2

CUSIP No. 92259F101

1	NAME OF REPORTING PERSON

MARTA THOMA HALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,482,140 (1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,482,140 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 5,435,865 Shares held directly by Mrs. Hall and (ii) 46,275 Shares underlying certain RSUs which have vested or will fully vest within 60 days of the date hereof. Mr. Hall holds a voting proxy over all such Shares.

(2) Percentage calculated based on 198,141,550 Shares outstanding on February 21, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

3

CUSIP No. 92259F101

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective as of March 7, 2022, Mr. Hall agreed to cancel certain of the Proxy and Lock-Up Agreements entered into in connection with the Merger, except for certain Proxy and Lock-Up Agreements that reference an aggregate of 6,418,023 Shares held by certain other stockholders. The additional cancelled Proxy and Lock-Up Agreements referenced an aggregate of 9,921,453 Shares, and therefore Mr. Hall is no longer deemed to beneficially own such Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 198,141,550 Shares outstanding, as of February 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

A.	Mr. Hall
(a)	As of the date hereof, Mr. Hall beneficially owned 37,761,248 Shares, consisting of (i) 31,343,225 Shares held directly by Mr. Hall and (ii) 6,418,023 Shares held by certain other stockholders over which, except under limited circumstances, Mr. Hall holds an irrevocable voting proxy.

Percentage: Approximately 19.1%

(b)	1. Sole power to vote or direct vote: 37,761,248
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 31,343,225
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Hall since the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.

B.        Mrs. Hall

(a)	As of the date hereof, Mrs. Hall beneficially owned 5,482,140 Shares, consisting of (i) 5,435,865 Shares owned directly by Mrs. Hall and (ii) 46,275 Shares underlying certain RSUs which have vested or will fully vest within 60 days of the date hereof. Mr. Hall holds an irrevocable voting proxy over all such Shares. The Shares reported below exclude the Shares held by her spouse, Mr. Hall.

Percentage: Approximately 2.8%

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CUSIP No. 92259F101

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,482,140 4. Shared power to dispose or direct the disposition: 0

(c)	Mrs. Hall has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

5

CUSIP No. 92259F101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2022

/s/ David S. Hall
DAVID S. HALL

/s/ Marta Thoma Hall
MARTA THOMA HALL

6

CUSIP No. 92259F101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

DAVID S. HALL

Sale of Common Stock	(5,600,000)	2.21[1]	03/07/2022
Sale of Common Stock	(6,510,000)	2.09[2]	03/08/2022

1 Represents a weighted average sales price per share. These shares were sold in multiple transactions at prices ranging from $2.10 to $2.55. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission or any security holder of the issuer, upon request, full information regarding the number of shares sold at each separate price within the range

2 Represents a weighted average sales price per share. These shares were sold in multiple transactions at prices ranging from $2.01 to $2.29. The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission or any security holder of the issuer, upon request, full information regarding the number of shares sold at each separate price within the range